Exhibit 99.1

Uxin Files Its Annual Report on Form 20-F

BEIJING, May 12, 2020 — Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), a leading national online used car dealer in China, today announced it filed its annual report on Form 20-F for the fiscal year ended December 31, 2019 with the Securities and Exchange Commission on May 12, 2020. The annual report can be accessed on the Company’s investor relations website at http://ir.xin.com as well as the SEC’s website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to Investor Relations Department, Uxin Limited, 3/F, Tower E, LSHM Center, No. 8 Guangshun South Avenue, Chaoyang District, Beijing 100102, People’s Republic of China.

About Uxin

Uxin Limited (Nasdaq: UXIN) is a leading national online used car dealer in China. Uxin’s mission is to enable people to buy the car of their choice, no matter where they are located or what their budget is. Uxin enables consumers to buy used cars online through its innovative integrated online platform and offline service and fulfilment networks, which takes care of each step of the transaction process and covers the entire value chain. Its one-stop online shopping mall provides consumers with a nationwide selection of used cars and various value-added products and services as well as a full suite of offline supporting services to fulfill these online transactions. Its extensive service network is bolstered by its own sales force and over 1,100 service centers operated by third-party agents in over 250 prefecture-level cities throughout China. Its comprehensive fulfillment network supports nationwide logistics and delivery as well as title transfer between different cities across China.

For investor and media enquiries, please contact:

Nancy Song

Uxin Investor Relations

Tel: +86 10 5691-6765

Email: ir@xin.com

Christian Arnell

Christensen

Tel: +86 10 5900 1548

Email: uxin@christensenir.com